APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

Mobile Cooks LLC

FINANCIAL STATEMENTS

and

INDEPENDENT ACCOUNTANTS'
REVIEW REPORT

**For the period beginning September 25, 2018 (date of inception) to
December 31, 2018**





T A B L E   O F   C O N T E N T S

Page





INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Mobile Cooks LLC
Brookline, MA 02445

We have reviewed the accompanying financial statements of **Mobile Cooks LLC (**a Massachusetts - limited liability Company), which comprise the balance sheets as of December 31, 2018, and the related statements of operations and changes in member's deficit and cash flows for the period beginning September 25, 2018 (date of inception) to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

- CONTINUED -

Rucci, Bardaro & Falzone, PC   www.rbfpc.com
500 Unicorn Park Drive, Suite 101, Woburn, MA 01801 | Phone 781.321.6065 | Fax 781.321.7747
7 Main Street, Atkinson, NH 03811 | Phone 781.321.6065 | Fax 781.321.7747
Russell Bedford   *taking you further*   Member of Russell Bedford International — A Global Network of Independent Professional Services Firms



INDEPENDENT ACCOUNTANTS' REVIEW REPORT - CONTINUED

Accountants' Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rucci, Bardaro & Falzone, PC

Rucci, Bardaro & Falzone, PC
Certified Public Accountants
Woburn, Massachusetts

May 20, 2019

Mobile Cooks LLC

BALANCE SHEET

December 31,
(See Independent Accountants' Review Report)

ASSETS

		2018
EQUIPMENT		
Equipment	$	2,544
Less: Accumulated depreciation		(66)
Total equipment, net		2,478
OTHER ASSETS		
Security deposit		500
TOTAL ASSETS	$	2,978

LIABILITIES AND MEMBER'S DEFICIT

CURRENT LIABILITIES		
Sales tax payable	$	145
Due to related party		9,049
Total current liabilities		9,194
TOTAL LIABILITIES		9,194
MEMBER'S DEFICIT		(6,216)
TOTAL LIABILITIES and MEMBERS' DEFICIT	$	2,978



See accompanying notes to the financial statements.

Mobile Cooks LLC

STATEMENT OF OPERATIONS AND MEMBER'S DEFICIT

For the period beginning September 25, 2018 (date of inception) to December 31, 2018
(See Independent Accountants' Review Report)

NET SALES	$	2,949
COST OF GOODS SOLD		
Kitchen and storage rental		1,420
Food		902
Salaries		575
Packaging		302
Other expenses		70
Depreciation		66
Total cost of goods sold		3,335
Gross loss		(386)
OPERATING EXPENSES		
Start up costs		3,562
Licenses and permits		1,320
Kitchen supplies		480
Insurance		336
Advertising		67
Office supplies		65
Total operating expenses		5,830
NET LOSS		(6,216)
Member's equity - beginning of period		-
Member's deficit - end of period	$	(6,216)



See accompanying notes to the financial statements.

Mobile Cooks LLC

STATEMENT OF CASH FLOWS

For the period beginning September 25, 2018 (date of inception) to December 31, 2018
(See Independent Accountants' Review Report)

CASH FLOW FROM OPERATING ACTIVITIES:

Net loss	$	(6,216)
Adjustments to reconcile net loss to net cash used by operations:		
Depreciation		66
Changes in operating assets and liabilities:		
Security deposit		(500)
Sales tax payable		145
NET CASH USED IN OPERATING ACTIVITIES		(6,505)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of property and equipment		(2,544)
NET CASH USED IN INVESTING ACTIVITIES		(2,544)

CASH FLOWS FROM FINANCING ACTIVITIES:

Member advance		9,049
NET CASH PROVIDED BY FINANCING ACTIVTIES		9,049
NET CHANGE IN CASH		-
CASH, beginning of period		-
CASH, end of period	$	-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash **paid (received)** during the period for:

Interest expense	$	-
Income taxes	$	-



See accompanying notes to the financial statements.

- 5 -

Mobile Cooks LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2018
(See Independent Accountants' Review Report)

NOTE A - NATURE OF OPERATIONS

Mobile Cooks LLC (the "Company") a Massachusetts Limited Liability Company, was incorporated on September 25, 2018 and is engaged in providing unique dishes from individual cooks through vegan catering and pop-up locations.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. **Basis of Presentation**
   The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America.

2. **Use of Estimates**
   The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. **Equipment**
   Equipment is stated at cost, less accumulated depreciation. All significant assets with an estimated useful life in excess of one year are capitalized. Maintenance and repairs are charged to operations when incurred; betterments and renewals are capitalized. Depreciation is recorded on a straight-line basis over the estimated useful lives of assets ranging from 5 to 15 years.

   Depreciation expense for the period ended December 31, 2018 was $66.

4. **Revenue Recognition**
   Sales are recorded upon delivery of food to intended customer.

5. **Advertising Costs**
   Advertising costs are expensed as incurred.



Mobile Cooks LLC

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018
(See Independent Accountants' Review Report)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

6. <u>**Income Taxes**</u>
The Company is treated as a partnership for federal and state income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for income taxes.

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of December 31, 2018, the Company does not believe that it has taken any positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next year.

The Company recognizes interest and penalties related to unrecognized tax benefits in operating expenses. There were no interest and penalties related to unrecognized tax benefits for 2018.

NOTE C - DUE TO RELATED PARTY

As of December 31, 2018, the Company received advances from its sole member amounting to $9,049. No interest has been accrued for these advances as of December 31, 2018. The balance is expected to be paid back, in full, during 2019.

NOTE D - SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 20, 2019, which is the date the financial statements were available to be issued. There are no recognized or non-recognized subsequent events that existed at the balance sheet date which are necessary to disclose to keep the financial statements from being misleading.



Mobile Cooks LLC

Particulars	Jan 2019	Feb 2019	Mar 2019	Total	
	Current	Current	Current	Current	% of Income
Income					
Sales, Pop Up	1,467.35	4,703.50	2,965.27	9,136.12	67.49%
Sales Catering	1,050.00	750.00	-	1,800.00	13.30%
Kitchen Prep Time	530.00	275.00	867.50	1,672.50	12.36%
Tips In/Out	171.33	532.64	279.35	983.32	7.26%
Discounts and Comps	-	(20.75)	(35.00)	(55.75)	-0.41%
Total Income	**3,218.68**	**6,240.39**	**4,077.12**	**13,536.19**	**100.00%**
Cost of Goods Sold					
COGS, Food	583.09	1,817.46	578.96	2,979.51	22.01%
COGS, Packaging	-	88.95	2.86	91.81	0.68%
Total Cost of Goods Sold	**583.09**	**1,906.41**	**581.82**	**3,071.32**	**22.69%**
Gross Profit	**2,635.59**	**4,333.98**	**3,495.30**	**10,464.87**	**77.31%**
Expenses					
Payroll Expense				-	0.00%
Kitchen Prep Time.	400.00	680.00	400.00	1,480.00	10.93%
Direct Labor	346.21	3,237.89	1,624.04	5,208.14	38.48%
Total Payroll Expense	**746.21**	**3,917.89**	**2,024.04**	**6,688.14**	**49.41%**
Transaction Related Expenses				-	0.00%
Credit Card Processing Fees	104.20	205.84	120.04	430.08	3.18%
Total Transaction Related Expenses	**104.20**	**205.84**	**120.04**	**430.08**	**3.18%**
Marketing & Advertising				-	0.00%
Marketing & Public Relations	161.89	30.85	10.00	202.74	1.50%
Total Marketing & Advertising	**161.89**	**30.85**	**10.00**	**202.74**	**1.50%**
General & Administrative Expenses				-	0.00%
Dues and Subscriptions	-	41.49	41.49	82.98	0.61%
License & Permits	-	-	129.00	129.00	0.95%
Office Supplies & Expenses	16.99	36.25	24.99	78.23	0.58%
Tips Expense	171.33	532.64	279.35	983.32	7.26%
Liability Insurance	161.73	161.73	161.73	485.19	3.58%
Penalties and Settlements	140.00	-	-	140.00	1.03%
Table Fees	-	150.00	160.00	310.00	2.29%
Total General & Administrative Expense	**490.05**	**922.11**	**796.56**	**2,208.72**	**16.32%**
Travel, Meals, & Entertainment				-	0.00%
Parking	-	140.00	196.00	336.00	2.48%
Total Travel, Meals, & Entertainment	**-**	**140.00**	**196.00**	**336.00**	**2.48%**
Property Expenses				-	0.00%
Rent/Lease	120.00	-	-	120.00	0.89%
Storage	130.00	130.00	135.00	395.00	2.92%
Total Property Expenses	**250.00**	**130.00**	**135.00**	**515.00**	**3.80%**
Total Expenses	**1,752.35**	**5,346.69**	**3,281.64**	**10,380.68**	**76.69%**
Net Operating Income	**883.24**	**(1,012.71)**	**213.66**	**84.19**	**0.62%**
Net Income	**883.24**	**(1,012.71)**	**213.66**	**84.19**	**0.62%**

Q1-2019 financials provided by management. Financials contained herein have not been reviewed or audited by an independent CPA.